Exhibit 99.44

Health Canada | Santé Canada

Licence No. - Nº de licence
10-MM0788/2018

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

CannTrust Inc.
1396 Balfour Street
Fenwick, ON, L0S 1C0, Canada
Region I

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from October 6, 2017 to October 6, 2020:

Substances de cannabis autorisées pour la vente ou le fournissement pendant la période du 6 octobre 2017 au 6 octobre 2020:

Substances	Activity/Activité	Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below / Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous		
		s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Fourniture	X	N/A	N/A
BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE	Sale or Provision / Vente ou Fourniture	X*	N/A	N/A
CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	Sale or Provision / Vente ou Fourniture	X*	N/A	N/A
MARIHUANA PLANTS / PLANTS DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X*	N/A	N/A
MARIHUANA SEEDS / GRAINES DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X*	N/A	N/A

Building 1 / Bâtiment 1

Areas where cannabis is present / Zones de l'installation où du cannabis est présent:
RG1, RG2, RG3, RG7, BPR, DR1, DR2, HH3

Storage Area / Aire de Stockage: Three (3) Level 9 Vaults (VT1, VT2, VT3)

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Fourniture	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
BOTTLED CANNABIS OIL / HUILE DE CANNABIS EMBOUTEILLÉE	☐	☒*	☒	☒*	☒*	☒*	☒
CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	☐	☒*	☒	☒*	☒*	☒*	☒
MARIHUANA PLANTS/ PLANTS DE MARIHUANA	☒	☒*	☒	☒*	☒*	☒*	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☐	☒*	☒	☒*	☒*	☒*	☒

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Santé Canada Canada       Conditions and Remarks / Conditions et Commentaires:   This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed at any given time a maximum storage capacity value of $31,250,000 for each of the security level 9 vaults. / Cette licence est restreinte, en plus des autres conditions qui s’appliquent, du fait que l’inventaire des substances ne peut dépasser en tout temps une valeur maximale de capacité de stockage de 31 250 000 $ pour chaque voûte de niveau de sécurité 9.   CannTrust Inc. must conduct pesticide testing and report results at the request of the Minister of Health, in accordance with applicable mandatory pesticide testing guidance documents. / CannTrust Inc. doit effectuer des tests pour pesticides et rapporter les résultats à la demande du ministre de la Santé, conformément aux documents d'orientation applicables aux pesticides.   If necessary, products targeted for destruction must be stored in a designated Subdivision C Area, and/or in an area with an assigned security level. Cannabis waste destruction must be conducted at CannTrust Inc.’s site, and in accordance with the requirements of section 30 of the ACMPR. / Si nécessaire, les produits destinés à la destruction doivent être entreposés dans une zone désignée comme Subdivision C, et/ou dans une zone ayant un niveau de sécurité approuvé. La destruction des déchets de cannabis doit avoir lieu sur le site de CannTrust Inc., et doit être en conformité avec les exigences de l’article 30 du RACFM.   This licensed producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence to/from other licensed producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the Licensed Producer Bulk Transfer Transaction Form, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. This licensed producer is excluded from completing and providing a Licensed Producer Bulk Transfer Transaction Form for transfers conducted between CannTrust Inc. (10-MM0788) and CannTrust Inc. (10-MM0175), provided that the licensed producer keeps detailed records of the date of each shipment, the description of the shipped substance, the quantity included in each shipment, and the receiver of each shipment. / Ce producteur autorisé peut recevoir ou transférer des expéditions en vrac de substances autorisées à la vente sous cette licence de la part / à d’autres producteurs autorisés de cannabis à des fins médicales, à condition que le produit en vrac n’a pas déjà été emballé dans le contenant immédiat pour la vente ou l’approvisionnement en vertu du paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l’ait soumis à Santé Canada à un minimum de dix jours ouvrables à l’avance de chaque expédition prévue. Ce producteur autorisé est exempté de compléter le formulaire de transaction en vrac entre producteurs autorisés pour les transferts effectués entre CannTrust Inc. (10-MM0788) and CannTrust Inc. (10-MM0175), en autant que le producteur autorisé conserve des registres détaillés de la date de chaque expédition, de la description de la substance expédiée, et de la quantité inclue dans chaque expédition.   *This licensed producer may sell, provide, ship, transport and deliver substances authorized for sale or provision on this licence to licensed dealers solely for the purpose of conducting analytical testing. This licensed producer may also sell, provide, ship, transport, and deliver bulk cannabis oil, cannabis resin, marihuana plants and marihuana seeds to CannTrust Inc. (10-MM0175) under subsection 22(2) of the ACMPR. / Ce producteur autorisé peut vendre, fournir, expédier, transporter ou livrer des substances autorisées sur cette licence aux distributeurs autorisés dans le seul but d'effectuer des tests analytiques. Ce producteur autorisé peut vendre, fournir, expédier, transporter et livrer l’huile de cannabis en vrac, la résine de cannabis, des plants de marihuana et des graines de marihuana à CannTrust Inc. (10-MM0175) sous le paragraphe 22(2) du RACFM.   Please note that the monthly report must be prepared in accordance with the guidance document entitled Licensed Producers Reporting Requirements, and submitted on or before the 15th of every month for the previous month. / Veuillez noter que le rapport mensuel doit être préparé conformément au document d’orientation intitulé Exigences en matière de production de rapports des producteurs autorisés, et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.   Effective date of the licence:   Date d’entrée en vigueur de la licence: February 9, 2018   9 février 2018 This licence expires on October 6, 2020   La présente licence expire le 6 octobre 2020       Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé